UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGITALBRIDGE GROUP, INC.

(Name of Issuer)

Class A Common Stock, $0.04 par value

(Title of Class of Securities)

25401T603

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Shelley J. Rosensweig, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

(212) 659-7300

SCHEDULE 13G

CUSIP No. 25401T603

1	Names of Reporting Persons Wolf Hill Capital Management, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,587,916 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,587,916 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,587,916 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.3% (2)
12	Type of Reporting Person (See Instructions) IA

(1)	Includes 1,210,463 shares of Common Stock held by certain separate managed accounts. See Item 2 for more information.
(2)

Based upon 163,244,425 shares of Common Stock of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2023, that was filed on November 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”).

SCHEDULE 13G

CUSIP No. 25401T603

1	Names of Reporting Persons Wolf Hill Partners, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 12,377,453
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,377,453

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,377,453
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.6% (1)
12	Type of Reporting Person (See Instructions) PN

(1)

Based upon 163,244,425 shares of Common Stock of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2023, that was filed on November 11, 2023, by the Issuer with the SEC.

SCHEDULE 13G

CUSIP No. 25401T603

1	Names of Reporting Persons Wolf Hill General Partner, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,587,916 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,587,916 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,587,916 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.3% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,210,463 shares of Common Stock held by certain separate managed accounts. See Item 2 for more information.
(2)

Based upon 163,244,425 shares of Common Stock of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2023, that was filed on November 11, 2023, by the Issuer with the SEC.

CUSIP No. 25401T603

1	Names of Reporting Persons Gary Lehrman
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,587,916 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,587,916 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,587,916 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.3% (2)
12	Type of Reporting Person (See Instructions) IN, HC

(1)	Includes 1,210,463 shares of Common Stock held by certain separate managed accounts. See Item 2 for more information.
(2)

Based upon 163,244,425 shares of Common Stock of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2023, that was filed on November 11, 2023, by the Issuer with the SEC.

Item 1.

(a)	Name of Issuer:

DigitalBridge Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

750 Park of Commerce Drive, Suite 210

Boca Raton, Florida 33487

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Wolf Hill Capital Management, LP, a Delaware limited partnership (“Wolf Hill Capital”), Wolf Hill Partners, LP, a Delaware limited partnership (the “Fund”), Wolf Hill General Partner, LLC, a Delaware limited liability company (the “General Partner”), and Gary Lehrman (collectively referred to herein as “Reporting Persons”). Wolf Hill Capital is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Fund. Wolf Hill Capital is a sub-advisor for certain separate managed accounts (collectively, the “Managed Accounts”) and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. The General Partner is the general partner of both Wolf Hill Capital and the Fund, and may be deemed to beneficially own securities owned by, each of Wolf Hill Capital and the Fund. Mr. Lehrman is the managing member of, and may be deemed to beneficially own securities beneficially owned by, the General Partner. The Fund and the Managed Accounts are the record and direct beneficial owners of the securities covered by this statement. The Fund disclaims beneficial ownership of the shares of Common Stock held by each of the Managed Accounts. The Managed Accounts disclaim beneficial ownership of the shares of Common Stock held by the Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Wolf Hill Capital Management, LP, 35 Mason Street, 2nd Floor, Greenwich, Connecticut 06830.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Class A Common Stock, $0.04 par value (“Common Stock”)

(e)	CUSIP No.:

25401T603

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned as of the time of filing: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of the time of filing: See Item 11 on the cover page(s) hereto.

(c)	As of the time of filing, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

WOLF HILL CAPITAL MANAGEMENT, LP

By:	Wolf Hill General Partner, LLC
Its:	General Partner

By:	/s/ Gary Lehrman
Name:	Gary Lehrman
Title:	Managing Member

WOLF HILL PARTNERS, LP

By:	Wolf Hill General Partner, LLC
Its:	General Partner

By:	/s/ Gary Lehrman
Name:	Gary Lehrman
Title:	Managing Member

WOLF HILL GENERAL PARTNER, LLC

By:	/s/ Gary Lehrman
Name:	Gary Lehrman
Title:	Managing Member

GARY LEHRMAN

/s/ Gary Lehrman

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on May 24, 2023, by the Reporting Persons with the SEC).